Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Mesa Air Group, Inc. (“Mesa,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is based upon our Second Amended and Restated Articles of Incorporation (our “Articles”) and our Amended and Restated Bylaws (our “Bylaws”). The summary is not complete, and is qualified by reference to our Articles and our Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Articles, our Bylaws and the applicable provisions of the Nevada Revised Statutes (the “NRS”) for additional information.

Authorized Shares of Capital Stock

Our authorized capital stock consists of 125,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. As of December [•], 2019, there were [•] shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. The outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

Listing

Our common stock trades on the Nasdaq Global Select Market under the symbol “MESA.”

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors, subject to any exclusive voting or director designation rights of the holders of shares of any series of our preferred stock that we may designate in the future. The rights, preferences and privileges that may be granted to holders of our preferred stock, were we to issue such preferred stock, could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. Our issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of Mesa or other corporate action. We have no present plan to issue any such shares of preferred stock, although our board of directors (our “Board”) has the authority to do so without any action by our shareholders, and to fix the rights, preferences, privileges and restrictions of such preferred stock. Our shareholders do not have cumulative voting rights in the election of directors.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds, subject to preferences that may be applicable to any then-outstanding preferred stock and limitations under the RASPRO Lease Facility, GECAS Lease Facility (each as defined in our Annual Report on Form 10-K) and the NRS.

Rights upon Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights and Preferences

Our common stock has no sinking fund, redemption provisions, or preemptive, conversion, subscription or exchange rights. Holders of our common stock entitled to vote on a matter, other than with respect to the election of directors, may only take action at special or annual meetings of the shareholders where the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, unless voting by classes or series is required for any action of the shareholders by the NRS, our Articles or our Bylaws, in which case the number of votes cast in favor of the action by the voting power of each such class or series must exceed the number of votes cast in opposition to the action by the voting power of each such class or series. Shareholders entitled to vote on the election of directors at a special or annual meeting of the shareholders at which a quorum is present may elect directors by a plurality of the votes cast. We reserve the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in our Articles, with the exception of Article 11, in the manner, and subject to approval by shareholders as now or hereafter prescribed by statute, and all rights conferred upon holders of our common stock are granted subject to this reservation.

Transfer Agent and Registrar

ComputerShare is the transfer agent and registrar for our common stock and its telephone number is (212) 805-7100.

Certain Transfer Restrictions

Our Articles impose limits on certain transfers of our stock, which limits are intended to preserve our ability to use our net operating loss carryforwards. Specifically, our Articles prohibit the transfer of any shares of our capital stock that would result in (i) any person or entity owning 4.75% or more of our then-outstanding capital stock, or (ii) an increase in the percentage ownership of any person or entity owning 4.75% or more of our then-outstanding capital stock. These transfer restrictions expire upon the earliest of (i) the repeal of Section 382 of the Internal Revenue Code of 1986, as amended, or any successor statute if our Board determines that such restrictions are no longer necessary to preserve our ability to use our net operating loss carryforwards, (ii) the beginning of a fiscal year to which our Board determines that no net operating losses may be carried forward, or (iii) such other date as determined by our Board. These transfer restrictions apply to the beneficial owner of the shares of our capital stock. The clients of an investment advisor are treated as the beneficial owners of stock for this purpose if the clients have the right to receive dividends, if any, the power to acquire or dispose of the shares of our capital stock, and the right to proceeds from the sale of our capital stock. Certain transactions approved by our Board, such as mergers and consolidations meeting certain requirements set forth in our Articles, are exempt from the above-described transfer restrictions. Our Board also has the ability to grant waivers, in its discretion, with respect to transfers of our stock that would otherwise be prohibited. Our Board has agreed to waive the above-referenced restrictions in our Articles to those persons or entities that acquire shares of our common stock in excess of the 4.75% threshold in this offering. Any transfer of common stock in violation of these restrictions will be void and will be treated as if such transfer never occurred.

Limited Ownership and Voting by Foreign Owners

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our Articles restrict the ownership and voting of shares of our common stock by people and entities who are not “citizens of the United States” as that term is defined in 49 U.S.C. § 40102(a). That statute defines “citizen of the United States” as, among other things, a U.S. corporation, of which the president and at least two-thirds of the board of directors and other managing officers are individuals who are citizens of the United States, which is under the actual control of citizens of the United States and in which at least 75% of the voting interest is owned or controlled by persons who are citizens of the United States. Our Articles prohibit any non-U.S. citizen from owning or controlling more than 24.9% of the aggregate votes of all outstanding shares of our common stock or 49.0% of the total number of outstanding shares of our capital stock. The restrictions imposed by the above-described ownership caps are applied to each non-U.S. citizen in reverse chronological order based on the date of registration on our foreign stock record. At no time may shares of our capital stock held by non-U.S. citizens be voted unless such shares are reflected on the foreign stock record. The voting rights of non-U.S. citizens having voting control over any shares of our capital stock are subject to automatic suspension to the extent required to ensure that we are in compliance with applicable law. In the event any transfer or issuance of shares of our capital stock to a non-U.S. citizen would result in non-U.S. citizens owning more than the above-described cap amounts, such transfer or issuance will be void and of no effect.

Anti-Takeover Provisions of Our Articles, Our Bylaws and the NRS

Certain provisions of the NRS deter hostile takeovers. Specifically, NRS 78.411 through 78.444 prohibit a publicly held Nevada corporation from engaging in a “combination” with an “interested stockholder” for a period of two years following the date the person first became an interested shareholder, unless (with certain exceptions) the “combination” or the transaction by which the person became an interested shareholder is approved in a prescribed manner. Generally, a “combination” includes a merger, asset or stock sale, or certain other transactions resulting in a financial benefit to the interested shareholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, beneficially owns or within two years prior to becoming an “interested shareholder” did own, 10% or more of a corporation’s voting power. Our Articles exclude us from the restrictions imposed by these statutes.

Nevada’s “acquisition of controlling interest” statutes, NRS 78.378 through 78.3793, contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These statutes provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares that it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. Our Articles provide that these statutes do not apply to us or to any acquisition of our common stock.

Section 78.139 of the NRS, to which we are subject, provides that directors may resist a change or potential change in control if the directors, by majority vote of a quorum, determine that the change is opposed to, or not in, the best interests of the corporation.

In order to ensure that our capacity purchase agreements are not subject to early termination, our Articles prohibit the sale, transfer or assignment of our capital stock to the extent that such transfer would result in a change of control. Our Articles also grant our Board the ability to establish one or more series of preferred stock (including convertible preferred stock), to determine, with respect to any series of preferred stock, the voting powers, designations, preferences, limitations, restrictions and relative rights of each such series, and to authorize the issuance of shares of any such series, making it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Mesa. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Mesa.